Form C: Offering Memorandum

(Exhibit A to Form C)



Purpose of This Form

A company that wants to raise money utilizing Regulation Crowdfunding must give certain information to prospective investors to allow investors a basis to formulate an informed investment decision. The Securities and Exchange Commission ("SEC") has issued regulations at 17 CFR §227.201 listing the information companies are required to provide. Form C is the form used to submit and file this information to the SEC.

Each heading below corresponds directly to a section(s) of the SEC's regulations.

COVID-19 Relief

Investors may cancel an investment commitment for any reason within 48 hours from the time of his or her investment commitment (or such later period as the issuer may designate).

This offering has been launched with financial information that has been certified by the principal executive officer of the issuer instead of financial statements reviewed by a public accountant that is independent of the issuer. This is pursuant to the SEC's temporary COVID-19 regulatory relief as described in Regulation Crowdfunding §227.201(z).

The issuer may close the offering at any time after it has aggregate investment commitments for which the right to cancel pursuant to paragraph (z)(1)(iv)(A) of this section has lapsed that equal or exceed the target offering amount (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

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If an investor does not cancel an investment commitment within 48 hours from the time of the initial investment commitment, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

Basic Company Information – §227.201(a)

Company Legal Name:	Rockval, Inc.
Jurisdiction of Organization:	Delaware
Date of Organization:	07/30/2020
Form of Organization:	Corporation
Physical Address:	313 Datura St. Suite #200 West Palm Beach, FL 33401
Issuer Website:	https://www.rockval.com

Directors and Officers of the Company – §227.201(b)

Name:	Title:	Start Date:
Grant Weiss	CEO	07/2020

Please refer to work history documents enclosed within Exhibit D.

Owners of 20% or More of the Voting Shares – §227.201(c)

Name of Holder	Share Class	Percentage Held
Rockval, Inc (A Florida Corporation)	Common Stock	66.25%

Description of Company's Business – §227.201(d)

Rockval is a commercial real estate **"PropTech" company** whose team is passionate about changing the real estate industry. We have worked in commercial real estate as well as **tech,** and we see a **huge opportunity** to solve many of the pain points you as a real estate professional experience every day.

With our simple, affordable solution **for data-driven** underwriting of existing property and ground-up development across multiple asset classes, we are bridging the gap for thousands of small/mid-size firms, commercial real estate (CRE) investors (non-professional), resi-mmercial brokers, and newcomers into the CRE space.

Our simple and affordable product offering makes this an easy decision for anyone in the industry because of the tremendous value they receive and the ease they can share with their network and counterparties.

The key to Rockval is the **integration of data and powerful financial and business intelligence algorithms** into an extremely easy and affordable platform that solves a fundamental pain point in the market, "How do I value and share a property?".

Rockval has been **primarily funded by commercial real estate professionals**, who recognize the need for technology to modernize the antiquated real estate industry. These **investors are top-performers at JLL, Cushman & Wakefield, CBRE, Citigroup, Angelo Gordon, Atlas Real Estate Partners, Kitson & Partners**, and more. These industry leaders see the scalability potential of these simple, powerful, and affordable solutions throughout the country.

Come join **Team Rockval** and be an owner and influencer in the direction of our company. We are confident that with your feedback, support, and investment we can make Rockval the next must-have for everyone involved in commercial real estate!

Please refer to business plan document attached under Exhibit G.

Number of Employees – §227.201(e)

Number of Employees:	9

Risks & Disclosures – §227.201(f)

Required Statement

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, no does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

General Risk

Investing in early-stage companies without a proven track record of performance or sound liquidity such as Rockval, Inc. (the "Company") is highly speculative in nature and presents significant risk to you, as the investor. In short, you may lose your entire investment. Prior to investing, you need to thoroughly research and understand all potential risks associated with investing in the Company. Until the Company has achieved profitability and is without need of raising additional capital, the chance of you losing your entire investment remains likely. Therefore, you should not invest more than you are willing to comfortably lose.

Like the Company, many companies engaging in crowdfunding are early-stage start-ups with a high likelihood of failure due to various factors contained in these risk disclosures. Regardless of future revenue and/or profitability performance, good and bad, there is no guarantee that you will ever see a return on your investment, or that you will ever be in a place to exit your investment for a profit or a loss.

As with all investments, you should proceed with caution, do your own research, due diligence, and seek professional investment advice prior to investing. A professional adviser may identify and alert you to risk not covered in these disclosures. The realization of any of the risks contained herein or unknown risks not disclosed could lead to an immediate need for the Company to raise additional capital, make difficult and unpopular operational decisions, or cease operations altogether. You understand that in the event you lose your entire investment you may have limited or no recourse against the Company.

Dilution Risk

The Company plans to raise more capital in the future with possibly more than one round of funding. Dependent upon the offering, new investors may receive additional equity shares in the Company and existing shareholders may experience a decrease in ownership percentage

(dilution) upon the issuance of new shares by the Company, possibly at a lower price. Future
offerings may provide the new investors with advantages not available to you as a previous investor.

Fraud Risk

There is no guarantee that any investment is immune from fraud. While most public offerings, including Reg CF offerings, require screening standards, oversight, and reviews, the risk of fraud remains high when investing in any early-stage company including start-ups such as the Company. There is no guarantee as to the validity or accuracy of the Company's claims or representations about technology, projections and forward-looking statements, advertising materials related to this crowdfunding raise, or past or future performance. You are required to undertake your own diligence and/or consult your financial advisor with respect to the accuracy and validity of the Company's materials.

Offering Price

The price of the Company's common stock has been arbitrarily established by the Company, considering such matters as the state of the Company's business development and the general condition of the industry in which it operates. The offering price bears little relationship to the assets, net worth, or any other objective criteria of value applicable to the Company.

Loans

If funds in excess of those raised are needed by the Company, the Company retains the right to obtain a loan or additional debt, the repayment of which will take priority over the payment of dividends, revenue sharing returns, and prior debt offerings to investors.

Economic Risk

The Company's success is extremely sensitive to various known and unknown internal and external societal, regulatory, and economic factors. These factors may impact the performance of the Company and its ability to achieve stated objectives.

Known factors include, but are not limited to:
• Local, regional, national, or global economic recessions.
• Changes in capital market conditions and the Company's ability to obtain future funding.

• Changes or declines in employment within the Company and outside the Company.
• Domestic or international tax policy changes.
• Domestic and global political conditions.
• Wars, natural disasters, and other potential crises.

Unknown factors include ones undisclosed herein that have a high likelihood of occurring without forewarning or knowledge thereof. Such events could lead to a sudden and intense need for the Company to raise additional capital, make difficult and unpopular operational decisions, or cease operations.

Performance Risk

There is a high likelihood that future Company performance may not achieve its stated objectives herein. All statements, claims, and representations of future performance are for the most part hypothetical, based on management's good faith and best efforts estimates, analysis, and forecasts. Current management expectations and projections regarding future performance, financial trends, societal trends, economic trends, and other reasonable beliefs impacting the business, financial conditions, and the results of its operations form the basis for the projections and other forward-looking statements made herein. As socioeconomic trends change, there is a high likelihood that such assumptions made in good faith and contained herein may become less reliable creating a circumstance where adjustments to the Company's operations may be required.

Achievement of stated performance contains risks based on known and unknown internal and external factors that could lead to material changes or variations of actual results. There is no guarantee that the Company's financial and operations performance will meet expectations or herein stated projections and forward-looking statements.

Liquidity Risk

The Company's securities will be illiquid. The Company's securities may not be converted into cash.

With limited exceptions, you will not be lawfully able to sell or transfer your securities during the initial mandatory 12-month lock-up period. After this period, Federal and State securities regulations may limit or restrict your ability to sell or transfer your securities. In the event you are able to sell your securities you will likely have a hard time finding a buyer due to a lack of an established market, and, if such a marketplace exists, it may experience low volume or few participants. You should be prepared to hold your investment for a very long time.

Disclosure Risk

Data and information regarding the Company and the investment opportunity is limited. You may not have or be able to obtain all the information requested or sought after in order to make a sound investment decision. While the Company is required to disclose certain information such as an offering document, annual financial statements, annual reports, information concerning intended use of funds and material changes, such disclosures and information contained herein do not represent all the data or risks associated with investing in early-stage companies such as the Company.

Available information will be limited as the Company does not have a fully developed business plan and long history of operation. Investing in crowdfunding companies presents significantly more risk than investing in publicly traded companies due to the limited amount of data and information provided by a company engaging in a Reg CF raise. Unlike the Company, publicly listed companies are required to file annual and quarterly reports and promptly disclose material information, providing the ability for the investor to more closely and thoroughly monitor their investment.

Capital Risk

The Company requires ongoing intensive capital formation and allocation until profitability is achieved which may not happen due to various internal and external known and unknown factors. The amount of capital the Company is attempting to raise in this offering will not be enough to sustain its business operations to profitability. The Company will have to raise additional capital to continue development and fund operations and expansion. There is no guarantee that additional capital will be able to be raised by the Company even if this raise is successful. If the Company is unable to acquire additional capital it may be required to alter its business plan, business strategy, sell assets, reduce workforce, restructure under the protections of a bankruptcy filing, or cease operations and dissolve. Under such scenarios, no return of capital, shareholder settlement or refund would be issued to investors. The Company's inability to secure future capital could adversely impact the business, its valuation, and/or the value of shareholder securities.

Credit Risk

There is a high likelihood that the Company will require access to capital or credit in order to support business growth finance requirements. Acquiring extensions of credit with favorable terms can be challenging and is highly dependent upon macro-economic conditions coupled with the aforementioned internal and external known and unknown factors. If the Company is unable to obtain needed credit it could be forced to modify business strategy, growth projections, or take other action necessary to raise additional capital or conserve existing funds. The Company's inability to secure future credit could adversely impact the business, its valuation, and/or the value of shareholder securities.

Use of Funds Risk

The projected use of funds and proceeds from this Reg CF offering is a best estimate. Actual capital allocation may differ based on business conditions at the time of execution and is solely based on the Company's discretion. The Company's investors should be comfortable with the provided intended fund usage description and understand the Company's leadership and management team reserves the right to re-allocate use of proceed funds based on the needs of the Company.

Personnel and Management Risk

Investing in the Company is an investment in the founders, employees, and management team. Their ability to execute the business plan and make sound operational decisions will be important factors in the viability and success of the Company. As the Company's investors, you will not be able to participate directly in the Company's day-to-day operations or engage management or other employees. The Company's security holders do not have a special right of access to the Company unless otherwise granted. Your investment in the Company will in part be allocated by the Company to fund employee, management, and executive officer compensation. This compensation is exclusively set by Company leadership.

Demand Risk

Realized market demand for the Company's product and application may not yield forecasted sales or revenue expectations contained herein. All demand calculations factored into the forward-looking sales models are based on hypothetical estimates that may not be obtained when the products and services are released.

Supply Risk

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The Company could experience inbound supply problems causing a disruption or negative impact on its business operations, and revenue and growth objectives. This could potentially include disruptions from suppliers, shipping agents or general market conditions that impact production, operations, and sales.

Revenue Risk

The Company is pre-revenue and will face challenges in its efforts to grow the business and monetize its products and services. It has limited operating capital and will be largely dependent upon its ability to finance operations from the sale of equity, the issuance of debt or other financing alternatives. The Company's failure to successfully raise operating capital or effectively monetize its products could potentially result in an adverse impact to the business, up to and including bankruptcy.

Regulatory Risk

The Company plans to offer its primary product and service within a highly regulated marketplace. Federal and State licensing may be required. Failure to obtain such licensing could result in an adverse impact on the Company's ability to meet sales and revenue objectives. The risk that legislative or policy decisions and changes on a Federal or State level may result in higher costs or obstacles to success for the Company is extremely likely. In an uncertain regulatory environment, the Company's operations may be subject to direct or indirect adoption, expansion or interpretation of various laws and regulations. Compliance with current and future laws and regulations may require the Company to significantly change its pricing models or business plan. These additional changes may have a material and adverse impact on its operations and financial results. Furthermore, the introduction of new services may require the company to comply with additional, yet to be defined, laws and regulations. The failure to adequately comply may delay or possibly prevent some of the Company's products or services
from being offered, which could have a material adverse impact on the Company's financial condition and results of operations.

Competitive Risk

The market in which the Company operates is highly competitive and is likely to become increasingly competitive in the future. The Company may ultimately face declining sales, decreased revenue or smaller margins as a direct result of competition in the marketplace. Changes in customer preference or the inability to successfully compete with other companies

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offering a similar product or service could negatively impact the Company's financial performance.

Risk of Limited Operating History

The Company is a newly established entity that lacks a substantial operating history. Prospective investors will have limited information on which to base their investment decision.

Intellectual Property (IP) Risk

The Company's performance and success may be impacted by its ability to obtain, maintain and protect legal protections on its intellectual property rights to the technologies and processes used to deliver its products or services. Further, any patents or intellectual property protections obtained by the company may be challenged, circumvented, or determined unenforceable in the future. Intellectual property enforcement may be time-consuming and cost-intensive while simultaneously diverting the Company's attention away from successfully executing its business plan.

Key Person Risk

Due to the Company's small size, it is susceptible to key person risk. The success of the Company will largely be dependent upon the experience and skill of its oversight committee, board of directors, executive officers, and tenured employees. The Company can make no guarantees that key individuals necessary for the successful operation of the business objectives will continue to be employed by the Company for any defined period of time. Loss of any key persons for any reason could cause irreparable harm to the Company's ability to deliver value to shareholders, meet business objectives, and could cause the Company and your investment to suffer.

Financial Statement Risk

Unless otherwise indicated the Company has not provided investors with financial statements that have been audited by an independent third-party accounting firm. As such, information regarding the Company's capitalization, assets and liabilities is unaudited. If you feel that the information provided by the Company is not sufficient for you to make a reasonably informed decision, you should not invest in the Company.

Third Party Risk

The Company relies on multiple third-party services that are essential to its operations and achievement of business objectives. It is possible that these third parties will fail to perform their services as represented or will perform them in an unacceptable manner that will result in a material negative impact to the Company and shareholder value. Your investment may be adversely impacted by the Company's reliance on third-party service providers and their performance.

Marketing Risk

Sales and revenue projections are based on hypothetical marketing estimates. However, the Company may not be able to successfully maintain, promote, and grow the brand through its marketing and communication strategies. Increasing the number of customers while establishing brand awareness and loyalty may prove difficult in the hyper-competitive marketplace in which the Company operates. Inability to successfully market the Company and increase its customer base will adversely impact the Company's operations and inhibit success while posing a risk to shareholder investment.

Corporate Governance Risk

The Company is not subject to the corporate governance requirements of the national securities exchanges. Any company whose securities are listed on a national securities exchange is subject to a number of rules about corporate governance intended to protect investors. For example, the major U.S. stock exchanges require listed companies to maintain an audit committee comprised entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), responsible for monitoring the company's compliance with local, state and federal law. The Company does not possess, nor will it be required to implement these and other such controls and investor protections.

Rolling Close Risk

The Company's offering may involve "Rolling Closes". In such cases, once the target amount of the offering has been met, investors with accepted subscription agreements become the Company's investors. Should a material change occur after the closing, you will no longer have the right to withdraw from the offering, regardless of such material change.

Valuation Risk

With early-stage investing, start-up valuation accuracy can be difficult to obtain. Accurate valuation of the Company can be difficult to assess. Public companies are valued publicly, and valuations are supported through market-driven stock prices and vast amounts of corporate data provided by the public company. Valuation of a private company is established privately by the company itself and can be difficult to assess due to the limited availability of public information and historical records, or limited time in business. There may exist additional classes of equity with rights that are superior to the class being sold through this offering. New equity classes may be created based on the future needs of the Company, which may dilute or devalue prior investor securities.

Insured Risk/Secured Risk

The investment offered through this raise is not guaranteed or insured by the FDIC or any other agency or entity. Nor are the interests issued through this offering secured by any collateral. In no scenario would the interest be redeemable for any tangible asset owned by the Company or its principal employees, management team, or other shareholders.

Target Offering Amount and Deadline – §227.201(g)

Target Offering Amount:	Offering Deadline:
$25,000	07/11/2022

Required Statement:

If the sum of the investment commitments does not equal or exceed the Target Offering Amount at the Offering Deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Investments in Excess of Target Offering Amount – §227.201(h)

Issuer to Accept Investments in Excess of Target Offering Amount:	Maximum Amount to be Accepted in Excess of Target Offering Amount:	Oversubscription Allocation: pro-rata, first come-first served, other
YES	$1,000,000	First-Come First-Served

Purpose and Intended Use of Offering Proceeds – §227.201(i)

Purpose of the offering and description of intended use of funds:

The money we raise will be used to:

*Bring our developers (front-end, back-end, mobile, etc.) full-time, which will greatly increase the velocity of product development and product launches.
*Increase sales/marketing efforts (pay-per-click, direct sales, etc.) to bring on new users/revenue and drive growth around the country.

*Add nationwide data subscriptions, which will allow us to scale nationally and provide our growing user base an even richer experience using the platform.

Intended Use of Funds:

Use of Funds (Description)	Amount (Target Raised)	Amount (Maximum Raised)
Offering Expenses	$5,000	$5,000
Portal Fees	$1,500	$60,000
Software Development	$17,250	$313,500
Deferred Attorney Fees	$0	$50,000
Sales & Marketing	$0	$212,500
Partnership Loans	$0	$40,000
Rent	$1,000	$16,800
Admin	$250	$35,200
Data Subscriptions	$0	$267,000
Admin	$500	$29,200
Total Proceeds:	**$25,000**	**$1,000,000**

Irregular use of proceeds:

Does the Company have any irregular use of proceeds? **Yes**

$50K* deferred attorney fees payable to Fenwick & West LLP for incorporation, convertible note documents, M&A, and counsel; no interest rate;

Partnership Loans (Potential use depending on the decision to convert into equity)
- $5,000 investor loan; interest rate of 8%;$10,000 investor loan; interest rate of 8%; triggered at $250K raised with convertible to equity option
- $15,000 investor loan; interest rate of 8%; triggered at $500K raised with convertible to equity option

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- $15,000 investor loan; interest rate of 8%; triggered at $500K raised with convertible to equity option

Investment and Cancellation Process – §227.201(j)

Investment Process

1. Navigate to www.fundopolis.com
2. Select <u>Invest</u> from top menu bar and choose <u>List of Raises</u>. Alternatively, navigate directly to <u>Active Investments.</u>
3. Navigate to <u>Invest</u> on active raise page.
4. Acknowledge that you have carefully read and understand each statement before proceeding with investment.

Cancellation Process

1. E-mail fundsquad@fundopolis.com providing your name, the name of the company you're invested in, and your intention to cancel the investment.

Completion of Transaction and Delivery of Securities to Investor:

The issuer has elected to use a Crowdfunding Vehicle ("SPV") for this offering. Investors will invest in interests issued by a co-issuer, which is an SPV. The SPV will invest all amounts it receives from investors in securities issued by the Company. Interests issued to investors by the SPV will be in book entry form and will be recorded in the books and records of the SPV.

Required Statements:

Investors may cancel an investment commitment for any reason within 48 hours from the time of his or her investment commitment (or such later period as the issuer may designate).

The issuer may close the offering at any time after it has aggregate investment commitments for which the right to cancel pursuant to paragraph (z)(1)(iv)(A) of this section has lapsed that equal or exceed the target offering amount (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment within 48 hours from the time of the initial investment commitment, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment.

Material Changes – §227.201(k)

If an investor does not confirm his or her investment commitment after a material change is made to the offering the investor's investment commitment to the offering will be cancelled and the committed funds will be returned.

Note: A "material change" means a change that an average, informed investor would want to know about before making an investment decision. A material change can be positive or negative. If a material change occurs after an investment decision has been made but prior to the Offering's close, then the company will provide notification and ask whether you want to proceed with your investment commitment. If affirmative confirmation to proceed with the investment is not provided your commitment will be cancelled and your funds will be returned to you. You will **not** receive any securities from the Offering.

Price of the Securities – §227.201(l)

The company is offering a Convertible Promissory Note investment, which will be referred to as the "Convertible Note". The Convertible Note issued by the Company will have a valuation cap of $10,000,000 with a discount rate of 15% and an interest rate of 7%.

Ownership and Capital Structure – §227.201(m)

The Offering:

Company: Rockval, Inc.
Address: 313 Datura St. Suite #200, West Palm Beach, FL 33401
State of Organization: Delaware
Date Company was Formed: 07/30/2020

The Terms:

Minimum Investment Amount (per investor): $500.00
Maximum Investment Amount (per investor): $10,000.00
Security Type: Convertible Note
Type of Equity Converted Into: Common Stock

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Conversion Trigger: $1,000,000
Maturity Date: 2 years
Valuation Cap: $10,000,000
Discount Rate: 15%
Annual Interest Rate: 7%
Shareholder Voting Rights: None
Shareholder Voting Right Limitations: None

Description of the Issuer's Securities

Rockval Crowd Value-Add Fund I, Inc.

Security Class	Amount Authorized	Amount Outstanding	Voting Rights
Common Stock	10,000,000	0	No

Summary of differences between security offered and outstanding securities:

Our previous raise was a pre-seed round that used a convertible note security, which converts into preferred shared (equity) with different terms.

The total convertible debt planned to be raised in the pre-seed round Is $850,000. As of 10/18/2021 a total of $650,000 has been committed, of which $600,000 funded.

We are currently closing out the remaining $200,000 in our pre-seed round at a $4.75mm Pre-money Valuation Cap, 0% Discount, 4% Interest.

Securities Issued Using a Crowdfunding Vehicle ("SPV"):

The company has elected to issue its securities to the SPV, which will then issue such interests to investors. The SPV has been formed by Rockval, Inc. and is a co-issuer with the Company of the securities being offered in this offering. The Company's use of the SPV is intended to allow investors to achieve the same voting rights, economic exposure, and the ability to assert rights according to State and Federal law. Investors will also receive the same disclosures and communications as if they had invested directly in the company.

The SPV has been organized and will be operated for the sole purpose of directly acquiring, holding, and disposing of the Company's securities, will not borrow money and will use all of the proceeds from the sale of its securities solely to purchase a single class of securities of the Company. An investor who invests in the Company will have the same relationship to the Company's securities, in terms of number, denomination, type and rights, as if the investor invested directly in the company.

Additional Risk Statements:

Exercise of Principal Shareholder Rights

Principal Shareholders of the Company may make decisions that could negatively impact the Company or its overall performance. These decisions may not be agreeable for all investors. Investors could lose some or all of their investment.

Additional Issuances of Securities

The Company may raise more capital in the future. Depending upon the offering, new investors may receive additional equity shares in the Company which will dilute existing shareholders ownership percentage. upon the issuance of new shares by the Company. Future offerings may provide the new investors with advantages not available to you as a prior investor.

Issuer Repurchases of Securities

The Company may have authority to repurchase its securities from shareholders, which may decrease liquidity for such securities, and/or decrease the percentage interests held by other investors, while creating pressure on the Investor to sell its securities to the Company.

Sale of Issuer or Its Assets

Investors will be considered minority owners of the Company and will have no influence on the sale of the Company or its assets. All decisions related to the sale of the Company or its assets will be at the sole discretion of the executive management of the Company. In the event that a part or all of the Company or its assets are sold, there will be no guarantee that the investors initial investment in the company will be equal to or in excess of the investor's initial investment.

Transactions with Related Parties

Transactions in which conflicts of interest arise with the Company are possible. In these cases, the executive management team or the Board of

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Directors will have the exclusive authority to determine whether such transactions are in the best interest of the Company. Investors acknowledge that such conflicts of interest may occur and waive claim to liability that could arise from conflicts of interest.

Restrictions on Transfer of the Securities Being Offered

Required Statement

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

1) To the issuer;
2) To an accredited investor;
3) As part of an offering registered with the U.S. Securities and Exchange Commission; or
4) To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Note: The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any such categories, at the time of the sale of the securities to that person.

Note: The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, sister-in-law of the purchaser and includes adoptive relationships. The Term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Capital Resources and Material Terms of Debt – §227.201(p)

None

Other Exempt Offerings within the Last 3 Years – §227.201(q)

None.

Transactions between the Company and "Insiders" – §227.201(r)

None.

Financial Condition of the Issuer §227.201(s)

Does the issuer have an operating history? Yes.

Historical Issuer Financial Statements – §227.201(t)

–Platform Re-Launch: October 1, 2021

–Revenue: There has been a reduced sales effort to ensure we get our customer feedback in place before starting to push the marketing and sales distribution channels. As this product is available, nationwide, we wanted to ensure an easy and successful onboarding experience for the much larger market.

–Expenses: To date the majority of our expenses and/or capitalized costs have been on product development utilizing Scrum/Agile project management for efficient development. We have been able to keep our administrative costs below $4,000/month, including office rent.

– Share Holders: Shareholders in Rockval are primarily industry professionals and/or successful founders who help us continue spreading Rockval. The equity raised therefore in our opinion is strategically placed.

Financial Projections:

- MRR: Monthly Recurring Revenue

- ARR: Annual Recurring Revenue
- Short-term Projections (year 1)

- Over the next 12 months, we project the MRR will grow to $130K with 6,500 users subscribing at an average of $20/user/month.

- Long-term Projections (years 2-5)

- –Users/Revenue – Year-end forward-looking MRR with an average monthly subscription per user of $20:

- +Year 2: 40,000, $800K MRR

- +Year 3: 89,000 $1.78M MRR
- +Year 4: 137,000 $2.74M MRR
- +Year 5: 185,000 $3.7M MRR

- *Projections include a 20% churn rate.

Disqualification Events – §227.201(u)

Required Statement

A company/issuer is not permitted to raise funds utilizing Regulation CF if certain designated individuals associated with the company/issuer committed certain prohibited acts on or after May 16, 2016. This item requires a company/issuer to disclose whether any of those designated individuals committed any of those prohibited acts prior to May 16, 2016.

Has the issuer or designated associated individuals been convicted of a financial crime: No.

Ongoing Reporting Requirement – §227.201(v)(w)

Annual Reporting

The issuer will file a report electronically with the SEC annually and post the report on its website no later than 120 days after the fiscal year covered by the report. Once posted, the annual report can be found on the company's website at https://rockval.com/reg-cf

It is possible that the Company may not be required to continue filing annual reports and will notify investors if this occurs.

Reporting Compliance Obligations – §227.201(x)(y)

The Company has not previously failed to file the reports required by Regulation CF associated with prior raises.